UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. ___)

PROTECTIVE INSURANCE CORPORATION

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

74368L104

(CUSIP Number)

Richard A. Denmon, Esq.

Carlton Fields, P.A.

Corporate Center Three

4221 W. Boy Scout Boulevard

Tampa, Florida 33607

Phone: (813) 223-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2019 (1)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This constitutes a late filing due to administrative oversight on behalf of the reporting person.

SCHEDULE 13D

CUSIP No. 74368L104

1		NAME OF REPORTING PERSON Vincent J. Dowling, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,547(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 144,547(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,547(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.55%(2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Consists of: (i) 118,453 shares of Class A Common Stock owned by Vincent J. Dowling, Jr., individually, and (ii) 26,094 shares of Class A Common Stock owned by IRA FBO Vincent J. Dowling, Jr.

(2) The percentage is based on 2,603,350 shares of the Issuer's Class A common stock outstanding as of December 31, 2019 and March 1, 2020, as set forth in the Issuer's Form 10-K for the fiscal year ended December 31, 2019.

EXPLANATORY NOTE

This statement on Schedule 13D is a late filing being made pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Vincent J. Dowling, Jr. (the "Reporting Person") to report the Reporting Person's acquisition of shares of Class A common stock, no par value per share (the "Class A Common Stock"), of Protective Insurance Corporation. On December 23, 2019, the Reporting Person acquired 25,328 shares of Class A Common Stock of Protective Insurance Corporation, an Indiana corporation (the "Issuer"), which caused the Reporting Person to own in excess of 5% of the outstanding shares of Class A Common Stock of the Issuer and which required the Reporting Person, pursuant to Rule 13d-1(a) of the Exchange Act, to file a Schedule 13D in connection with such acquisition, and any amendments thereto upon subsequent material changes to his beneficial ownership of shares of Class A Common Stock. Due to administrative oversight on behalf of the Reporting Person, this Schedule 13D and any potential amendments thereto to reflect additional purchases made since December 23, 2019 are being filed late by the Reporting Person.

Item 1.	Security and Issuer

This statement relates to shares of Class A Common Stock, no par value per share, of Protective Insurance Corporation, an Indiana corporation. The address of the principal executive offices of the Issuer is 111 Congressional Boulevard, Carmel, IN 46032.

Item 2.	Identity and Background

(a)       This Schedule 13D is being filed by Vincent J. Dowling, Jr..

(b)       The principal business address of the Reporting Person is 190 Farmington Avenue, Farmington, Connecticut 06032.

(c)       The principal business of the Reporting Person is to make investments.

(d)       During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)       During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or other Considerations.

The aggregate purchase price for all shares of Class A Common Stock acquired by the Reporting Person was $2,739,572, which was funded by the Reporting Person from his personal funds.

Item 4.	Purpose of Transaction

As of the date that this Schedule 13D was required to be originally filed and through March 18, 2020 (the "Initial Ownership Period"), the Reporting Person had acquired the shares of Class A Common Stock covered by this Schedule 13D for investment purposes and the Reporting Person had no plans or proposals that related to or would have resulted in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. However, during the Initial Ownership Period, the Reporting Person continually analyzed and evaluated, as part of his ordinary business practices, his investment in the Issuer with the view to the right to change his intentions with respect to any of the foregoing to the extent deemed advisable in light of his general investment policies or other factors.

On or about March 18, 2020, the Reporting Person has decided to explore the possibility of acquiring additional shares of Class A Common Stock through private purchases or on open market transaction ("Share Acquisition"), including the potential purchase from certain individuals holding a significant percentage of the outstanding Class A Common Stock. This proposed Share Acquisition is in the preliminary and exploratory stage and there are no current contracts, arrangements, or understandings with respect thereto. However, depending on market conditions and other factors that the Reporting Person may deem material to his decision, there can be no assurance that the Reporting Person will engage in a Share Acquisition.

The Reporting Person will continue to continually analyze and evaluate his investment in the Issuer and reserves the right to change his plans and intentions at any time with respect to any of the foregoing. In particular, the Reporting Person (and his affiliates) reserves the right, in each case subject to any applicable law to (i) sell or transfer the securities beneficially owned by the Reporting Person from time to time in public or private transactions, or (ii) participate in or influence the management of Issuer.

Item 5.	Interest in Securities of Issuer

(a)       The Reporting Person is the holder of record of 144,547 shares of Class A Common Stock, representing approximately 5.55% of the shares of Class A Common Stock which were outstanding on December 31, 2019 and March 1, 2020 (as represented by the Issuer in its Form 10-K for the fiscal year ended December 31, 2019).

(b)       The Reporting Person has the sole voting and dispositive power over the shares of Class A Common Stock held by him.

(c)       Except as set forth below, there have been no transactions in the Class A Common Stock by the Reporting Person during the past sixty days. During the past sixty days, the Reporting Person effected the following purchases of Class A Common Stock in open market transactions:

Purchase Date	Amount of Shares	Price
12/26/2019	165	$15.1364
12/27/2019	600	$15.4654
1/13/2020	1	$15.1500
1/15/2020	5	$15.1000
1/23/2020	545	$15.0001
1/30/2020	9	$15.2000
2/3/2020	829	$15.4589
2/10/2020	700	$15.4643
2/19/2020	8	$15.5000
2/20/2020	1,500	$15.5000

(d)       Except as described herein, no other person is known by the Reporting Person to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

None.

[Signature on Next Page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2020

/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.